September 29, 2025

Edmund Hen
Chief Financial Officer
YD Bio Ltd
12F., No. 3, Xingnan St.
Nangang Dist.
Nangang Dist., Taipei City 115001, Taiwan

       Re: YD Bio Ltd
           Registration Statement on Form F-1
           Filed September 23, 2025
           File No. 333-290471
Dear Edmund Hen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Ralph V. De Martino, Esq.